Filed Pursuant to Rule 424(b)(5)

Registration No. 333-257651

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 9, 2021)

Up to $8,706,775

Ordinary Shares

This prospectus supplement updates and amends certain information contained on the cover page of the prospectus, dated July 9, 2021, or the 2021 prospectus, relating to the offer and sale of our ordinary shares, no par value, through Cantor Fitzgerald & Co., or Cantor, as our sales agent for an “at-the-market offering” program, or ATM Program. In accordance with the terms of the Controlled Equity OfferingSM Sales Agreement, dated July 2, 2021, or sales agreement, we may offer and sell up to a maximum of $45,000,000 of our ordinary shares from time to time through Cantor as our sales agent. Of this amount, as of May 19, 2023, $38,074,734 remains available for issuance under the ATM Program. This prospectus supplement should be read in conjunction with the 2021 prospectus, and is qualified by reference to the 2021 prospectus, except to the extent that the information presented herein supersedes the information contained in the 2021 prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the 2021 prospectus, including any amendments or supplements thereto.

Through May 19, 2023, we have sold 3,014,086 of our ordinary shares through Cantor under the sales agreement. We are filing this prospectus supplement to amend the 2021 prospectus because we are now subject to General Instruction I.B.5 of Form F-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the 2021 prospectus are a part. As a result of these limitations and the current public float of our ordinary shares, and in accordance with the terms of the sales agreement, we may currently offer and sell ordinary shares having an aggregate offering price of up to approximately $8,706,775 million from time to time through Cantor. If our public float increases such that we may sell additional amounts under the sales agreement and the registration statement of which this prospectus supplement and the 2021 prospectus are a part, we will file another prospectus supplement prior to making additional sales.

Our ordinary shares are listed on the Nasdaq Global Market, or Nasdaq under the symbol “PYPD.” On March 20, 2023, the last reported sale price of our ordinary shares on Nasdaq was $0.534 per share. The aggregate market value of our ordinary shares held by non-affiliates pursuant to General Instruction I.B.5 of Form F-3 is $26,120,325 million, which was calculated based on 48,914,467 ordinary shares outstanding held by non-affiliates and at a price of $0.534 per share, the closing price of our ordinary shares on March 20, 2023, a date that is within 60 days of filing this prospectus supplement. As of the date hereof, we have not offered or sold any securities pursuant to General Instruction I.B.5 of Form F-3 during the prior 12 calendar month period that ends on and includes the date hereof.

Investing in our ordinary shares involves significant risks. See “Risk Factors” beginning page 3 of the 2021 prospectus and under the heading “Risk Factors” included in our most recent annual report on Form 20-F, which are incorporated by reference into the 2021 prospectus.

Neither the Securities and Exchange Commission, the Israeli Securities Authority, nor any state or other securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the 2021 prospectus. Any representation to the contrary is a criminal offense.

Cantor

The date of this prospectus supplement is May 19, 2023